NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Background

Orca Capital Securities, LLC (Company) is a Broker/Dealer primarily engaged in providing investment banking services. The Company was organized in the State of Oregon in June 2010. The Company is registered as a Securities Broker/Dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is headquartered in Oregon, and it maintains licensing and registration in certain states.

Accounts Receivable

Investment banking receivables are periodically reviewed to determine whether the amounts are collectible. Investment banking receivables are written off when they are determined to be uncollectible.

Income Taxes

The Company is taxed as an S Corporation under the Internal Revenue Code and applicable state statutes and therefore, the Company's income flows through to the member to be taxed at the individual level rather than the corporate level. Accordingly, the Company will have no tax liability (with limited exceptions) as long as the S Corporation election is in effect.

Management believes it has no material uncertain tax positions and, accordingly, it has not recorded a liability for unrecognized tax benefits. Generally, the Company is subject to examination by federal, state and local income tax authorities for three years following the filing of a tax return.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Investment banking revenues include fees earned from providing services related to merger and acquisition, private placements, and financial advisory services provided to the Company's customers. Investment banking fees are recognized and recorded when earned and upon settlement. Deferred revenues arising from non-refundable retainers are recognized as revenues when considered earned, generally upon the completion of certain investment banking materials or per a predetermined amount of time after commencement of the engagement effort.

Advertising and Marketing

The Company expenses advertising and marketing costs as they are incurred. Advertising and marketing expense for the year ended December 31, 2016 was $3,121.

Cash and Cash Equivalents

The Company considers cash and money market funds to be cash and cash equivalents. The Company maintains its cash in bank deposits at regional financial institutions. Deposits at times may have exceeded federally insured limits.

NOTE 2   SIGNIFICANT CONCENTRATIONS

Two customers represented approximately 81% of total revenue for the year ended December 31, 2016.

NOTE 3   LEASES

The Company occupies office space under a non-cancelable operating lease which expires on April 30, 2017. Office rent expense for 2016 was $46,179 and is included in occupancy and equipment in the statement of income. The following is a schedule by years of future minimum lease payments required by non-cancelable operating leases.

Year	Required Minimum Lease Payments
2017	9,722
	$ 9,722

NOTE 4   PROPERTY AND EQUIPMENT

Depreciation is provided on a straight-line basis using estimated useful lives of five years. The major classes of assets as of the balance sheet date are as follows:

Asset Class	Cost	Accumulated Depreciation/Amortization	Net
Computer equipment	$ 7,004	$ (3,997)	$ 3,008
Furniture & fixtures	27,753	(23,585)	4,168
Office equipment	1,622	(811)	811
Web-site development	24,118	(5,784)	18,334
Total	$ 60,497	$ (34,177)	$ 26,321

Depreciation and amortization expense for 2016 was $9,561.

NOTE 5   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Rule requires that the Company maintain minimum net capital of $5,000. At December 31, 2016, the Company had net capital of $23,080, which was $18,080 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.44 to 1.

NOTE 6   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements are issued, and has concluded that no recognized subsequent events have occurred since its fiscal year ended December 31, 2016.

NOTE 7   EXEMPTION FROM RESERVE REQUIREMENTS

The Company does not hold customer securities and does not perform custodial functions relating to customer accounts; therefore, the company is exempt pursuant to Rule 15c3-3 subparagraph (k)(2)(i) from the possession and control requirements and the requirement to maintain reserves for the exclusive benefit of its customers.

NOTE 8   CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2016.

NOTE 9   EMPLOYEE BENEFIT PLAN

The Company sponsors a Safe Harbor 401(k) plan benefiting employees who have been with the Company for at least one year. The Safe Harbor contribution is 3%. For the year, the Company contributed $3,795 to the plan which is included in employee compensation and benefits in the statement of income.

NOTE 10   NET LOSS

The Company has incurred a loss during the year ended December 31, 2016 and was receiving contributions from its member for working capital and net capital. The Company's member has represented that he intends to continue to make capital contributions, as needed, to insure the Company's survival through January 1, 2018.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.